BioLabMart Inc.
777 Brickell Ave
Suite 500
Miami, Florida 33131

April 17, 2016

BY EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention:  Suzanne Hayes
Assistant Director
Office of Healthcare and Insurance

Re: BioLab Mart Inc.
Registration Statement on Form S-1
Filed on March 13, 2017
File Number 333-216650

Dear Ms. Hayes:

This letter is to advise the Securities and Exchange Commission that we have engaged the firm of Brenner & Associates, PLLC as counsel for purposes of the above-referenced registration statement filed by BioLabMart Inc.

Sincerely,

/s/Jonah Meer
Jonah Meer
Chief Executive Officer